Christopher D. Lueking	Sears Tower, Suite 5800
Direct Dial: (312) 876-7680	233 S. Wacker Dr.
christopher.lueking@lw.com	Chicago, Illinois 60606
Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com

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File No. 025341-0028
October 24, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549
Attention:	H. Christopher Owings
Scott Anderegg

Re:	Ulta Salon, Cosmetics & Fragrance, Inc. — Amendment No. 8 Registration Statement on Form S-1 File No. 333-144405
Ladies and Gentlemen:
     On behalf of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 8 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits. The Amendment reflects further responses of the Company to comments on Amendment No. 5 received from the Staff in a letter from H. Christopher Owings, dated October 23, 2007 (the “Comment Letter”). Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff by hand delivery.
1.	We note your response to comment 2 in our letter dated October 19, 2007. We further note that your disclosure of the name of the natural person(s), public entities, majority-owned subsidiaries of public entities or registered investment companies who have investment and/or voting control over the respective selling stockholders is incomplete or unclear as indicated below;
•	With respect to Bank of America Ventures (footnote 4), Bank of America Capital Corporation (footnote 4), Jewish Communal Fund (footnote 13), JP Morgan Chase Bank (footnote 14) and Appomattox Foundation (footnote 16), your disclosures are incomplete in that they do not identify the beneficial owners

October 24, 2007

of the respective shares. We note your indication that “no one person acting alone has investment and voting power as to these shares,” however, the fact does not avail you of the requirement that you disclose the persons with beneficial ownership of such shares.

Response: In response to the Staff’s comment, we have further amended footnotes 13 and 14 to update the information requested. In addition, we advise the Staff that we have deleted Appomattox Foundation (referred to in former footnote 16) as a selling stockholder. Please see pages 100 — 102. The selling stockholder table has now been revised to provide all the information requested by the Staff.
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (312) 876-7680 or Seth Diehl at (312) 876-7634.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

Enclosures

cc:	Gregg R. Bodnar
Robert Guttman, Esq.
Seth Diehl